Exhibit 5.1

July 31, 2007

GammaCan International, Inc.

Kiryat Ono Mall

Azorim Center A

39 Jerusalem Street

55423 Kiryat Ono, Israel

Re:	Registration Statement on Form SB-2

Gentlemen:

We have acted as counsel to GammaCan International, Inc. a Delaware corporation (the “Company”), in connection with the Company’s filing of the registration statement on Form SB-2 (the “Registration Statement”), for up to 16,583,753 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) consisting of (a) 16,250,000 shares of Common Stock (the “Private Placement Warrant Shares”) issuable upon exercise of warrants to purchase Common Stock (the “Private Placement Warrants”); (b) 33,753 shares of Common Stock (the “PTS Shares”) issued to Professional Trading Services SA in lieu of payment of $13,501 of interest due on that certain 8% Promissory Note in the principal amount of $350,000 dated November 20, 2006; and (c) 50,000 shares of Common Stock (the “ROI Shares”) issued to ROI Group LLC (“ROI”) pursuant to that certain Service Agreement made on June 1, 2007 between the Company and ROI (the “Service Agreement”) and 250,000 shares of Common Stock (the “ROI Warrant Shares”) issuable to ROI upon exercise of warrants to purchase Common Stock (the “ROI Warrants”).

We have examined such agreements, certificates, and documents as we have considered necessary for purposes of this opinion. We have assumed, with your permission and without having undertaken to verify the same by independent investigation, the genuineness of all signatures (including those delivered by facsimile), the completeness and authenticity of all documents tendered to us as originals and the conformity to authentic originals of all documents submitted to us as certified, facsimile or photostatic copies, the legal capacity of natural persons, that all non-natural persons parties thereto are duly organized or incorporated, validly existing and in good standing under all applicable laws, that the parties thereto have all necessary power to enter into and perform all of their obligations thereunder, the due authorization and approval

GammaCan International, Inc.

July 31, 2007

by all requisite action of the execution, delivery and performance of such documents by the parties thereto, the due execution and delivery of such documents by the parties thereto and, as to parties thereto other than the Company, that such documents constitute legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms.

We are members of the Bar of the State of New York. We are not admitted to practice law in any other jurisdiction, and express no opinion with respect to the laws of any jurisdiction other than the State of New York, the Delaware General Corporation Law, and the Federal laws of the United States of America.

Based upon the foregoing, it is our opinion that:

(i)         the PTS Shares and ROI Shares have been validly issued, and are fully paid and nonassessable; and

(ii)        the Private Placement Warrant Shares and ROI Warrant Shares, when issued in accordance with the Private Placement Warrants and the ROI Warrants, respectively, will be validly issued, fully paid, and nonassessable.

This opinion letter speaks only as of the date hereof, and we hereby expressly disclaim any duty to update any of the statements or opinions made herein.

We are furnishing this opinion to you in connection the registration of the Common Stock, and no one other than you is entitled to rely on this opinion.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the prospectus and the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Reitler Brown & Rosenblatt LLC